End-of-year update: an artist you missed

Inbox ×

Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Hi ,

Wanted to send you an update as we approach the end of 2025 on an artist you previously missed out on: Sam Gilliam.

There are a few reasons why you should consider adding him to your portfolio this year:

1. **Attractive valuation increases:** Even as the broader art market bottomed out at the beginning of the year, many Gilliam offerings saw their internal FMV increase.
2. **New top auction prices:** He achieved two new top 5 auction records this year, including a new #1 price, giving us confidence that collectors are competing for his works.
3. **Attractive growth rates:** Our Gilliam has an attractive similar sales history: similar works have appreciated 27.9% annually from 1999 to 2024. This is one of the highest similar sales growth rates available on the platform, featuring different date ranges.
4. **Largest exit on Masterworks:** A previous Sam Gilliam exit delivered investors an 86% total net return (33% annualized) after 791 days! That's the largest total return realized by Masterworks to date. Past performance not indicative of future returns.

Learn more about our latest Gilliam painting here. View the offering circular below.

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Sam Gilliam (Masterworks 010) not included in set of similar sales to live offering (Masterworks 509). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate. Institutional affiliation with artists is not an endorsement of Masterworks.

Masterworks has offered investments in over 500 works and realized illustrative annualized net returns of 17.6%, 17.8%, and 21.5% on works held longer than one year and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Masterworks internally appraises artworks that are held by entities administered by Masterworks Administrative Services. Masterworks' appraisals are only valid as of the effective appraisal date and are prepared in accordance with the 2025-2026 Uniform Standards of Professional Appraisal Practice, although there are potential conflicts of interest given Masterworks retains an ownership interest in the subject artworks as well as ownership of the Masterworks Platform. See more information in Important Disclosures.